VIACOM INC.

SENIOR NOTES AND DEBENTURES OFFERING - FINAL TERMS

Issuer Free Writing Prospectus

Dated March 11, 2013

Filed Pursuant to Rule 433

Registration Statement No. 333-184770

	3.250% Senior Notes due 2023	4.875% Senior Debentures due 2043

Issuer:	Viacom Inc.

Ratings:*	Baal (stable) / BBB+ (stable) / BBB+ (stable)

Format:	SEC Registered

Securities:	Senior Notes	Senior Debentures

Trade Date:	March 11, 2013

Settlement Date (T+3):	March 14, 2013

Interest Payment Dates:	The Notes will accrue interest from March 14, 2013 and will be payable semi-annually in arrears on March 15 and September 15 of each year, beginning on September 15, 2013	The Debentures will accrue interest from March 14, 2013 and will be payable semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2013

Principal Amount Offered Hereby:	$300,000,000	$250,000,000

Maturity Date:	March 15, 2023	June 15, 2043

Price to Public:	99.148% per Note	99.474% per Debenture

Gross Spread:	0.45%	0.875%

Net Proceeds:	$296,094,000	$246,497,500

Coupon:	3.250%	4.875%

Yield to Maturity:	3.351%	4.909%

Spread to Benchmark Treasury:	+130 bps	+165 bps

Benchmark Treasury:	2.00% UST due February 15, 2023	2.75% UST due November 15, 2042

Benchmark Treasury Price / Yield:	99-17+ / 2.051%	90-11+ / 3.259%

Make-Whole Call:	Treasury Rate plus 20 bps	Treasury Rate plus 25 bps

Par Call:	At any time on or after December 15, 2022, at 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to the date of redemption	At any time on or after December 15, 2042, at 100% of the principal amount of the Debentures to be redeemed, plus accrued and unpaid interest to the date of redemption

Denominations:	Minimum of $2,000 x $1,000 in excess thereof

Day Count:	30/360

CUSIP:	92553P AR3	92553P AQ5

Joint Book-Running Managers:	BNP Paribas Securities Corp. Goldman, Sachs & Co. J.P. Morgan Securities LLC RBC Capital Markets, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at 1-800-854-5674, Goldman, Sachs & Co. toll-free at 1-866-471-2526, J.P. Morgan Securities LLC collect at 1-212-834-4533 or RBC Capital Markets, LLC toll-free at 1-866-375-6829.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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